Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU (WHICH FORMS PART OF DOMESTIC UK LAW PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018), AS AMENDED. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

Midatech Pharma PLC

(“Midatech” or the “Company”)

Closing of Registered Direct Offering

Revised Private Placement and Bioasis Loan Terms

Continued Admission to Trading on AIM

and

Webinar for Shareholders at 2.00pm GMT on Tuesday 20 December 2022

Midatech Pharma Plc (AIM: MTPH; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, announces a number of updates related to its proposed acquisition of Bioasis Technologies Inc. (“Bioasis”) and associated financing.

Background to and reasons for the proposed acquisition of Bioasis (the “Acquisition”)

As previously announced, the Company has sufficient funding until March 2023. Accordingly, the Board has for some time actively sought and assessed potential opportunities for raising finance to both extend the Company’s cash runway and progress its key development assets. These included opportunities which would have likely resulted in winddown of the Company’s operations with no meaningful value placed on the Company’s assets other than its listings on NASDAQ and AIM, and transactions that, due to their size, would require re-admission to AIM, a re-listing on NASDAQ and filing of a new Registration Statement with the SEC which would have exhausted the Company’s remaining cash resources.

Therefore, having considered the actionable options available to the Company, especially including consideration of the impact of dilution on existing investors, the Board has concluded that an acquisition of Bioasis, a company which it believes has a promising development pipeline, along with a US$10 million aggregate financing offers a compelling strategic opportunity for Midatech shareholders, including:

•	transition from a drug delivery platform-based company to a therapeutics company;

•	a focus on rare and orphan diseases, conferring advantages such as smaller, lower cost studies, higher in-market prices; and market exclusivity for seven years and 10 years in the US and Europe, respectively;

•	a robust internal therapeutics pipeline of five programmes in six indications and therefore less reliance on R&D collaborations with third parties;

•	access to a number of enabling platform technologies that have been validated by partnerships and licenses with pharmaceutical companies with potential milestone payments, should various performance conditions be met, totalling in excess of US$200 million;

•	improved news flow including clinical data; and

•	lower combined overheads.

Information on Bioasis

Bioasis is a multi-asset rare and orphan disease biopharmaceutical company developing clinical stage programs based on epidermal growth factors and a differentiated, proprietary xB3™ platform for delivering therapeutics across the blood-brain barrier and the treatment of central nervous system disorders in areas of high unmet medical need.

The Enlarged Group is expected to benefit from the collective scientific, technical, and operational expertise of both Midatech and Bioasis and to unlock value as the pipeline programs progress through clinical development and the drug delivery technologies secure additional partnerships.

Financing update

The Company previously announced a two-part financing for an aggregate amount of US$10.0 million as follows with Armistice Capital (the “Placee”):

•	A registered direct offering (the “Offering”) of 393,973 of its American Depositary Shares (“ADSs”) (each ADS representing 25 of the Company's ordinary shares (the “New Ordinary Shares”)) at a purchase price of US$1.00 per ADS (equivalent to £0.0328 per New Ordinary Share). The Offering closed on 16 December 2022 with gross proceeds of approximately US$0.4 million (£0.3 million). Net proceeds from the Offering are expected to be approximately US$0.3 million (£0.2 million), after deducting the placement agent's fees and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund part of a loan to Bioasis in the amount of US$750,000 (the “Loan”).

•	A private placement (the “Private Placement”) to raise the remaining US$9.6 million of gross proceeds, subject, inter alia, to shareholder approval at a forthcoming General Meeting. The funds provided to the Company pursuant to the Private Placement are to be provided by way of a combination of (i) the direct subscription of Units comprising (one ADS, 1.04 A Warrant and 1.04 B Warrant), and (ii) through the funding of Pre-funded Warrants, whereby the Placee will, on Completion of the financing, provide the Company with the funds to exercise the Pre-funded Warrants, such that the exercise price of the Pre-funded Warrants (other than a notional additional consideration) will be received by the Company at Completion, enabling the Placee to exercise the warrants and acquire ADSs for nominal cost. Such a structure ensures the Company receives the full proceeds (US$9.6 million gross) of the Offering immediately on Completion, while enabling the Placee to limit its shareholding in the Company to a maximum of 9.99% at all times.

•	Ladenburg Thalmann & Co. Inc. is acting as the exclusive placement agent for the Offering and the Private Placement.

Revised terms of the Financing

The Company and the Placee have agreed to an amendment to the Securities Purchase Agreement which provides that:

•	The exercise price of the A Warrants is increased US$1.10;

•	The exercise price of B Warrants is increased to US$1.10;

•	The purchase price of the Private Placement will be the lower of (i) US$1.00 (the previously agreed purchase price) and (ii) the 20-day volume weighted average price on the last business day prior to Completion (“VWAP”) less 10%;

•	If the 20-day VWAP prior to Closing is less than $0.90, the Company may terminate the Private Placement without penalty; and

•	The Placee may not, directly or indirectly, engage in short-selling prior to Closing.

The above mentioned revision of the terms of the Private Placement resulted from the Company’s disclosure of one shareholder’s adverse response to the proposed Acquisition and their proposed course of action, which was beyond Midatech’s ability to control.

Apart from the increase in the A and B Warrant exercise prices, the key benefit to the Company with these revised terms is the contractual ability to terminate the Private Placement at the Company’s sole discretion, without penalty, in the event the Company’s share price is less than US$0.90 per ADS at Closing.

All other terms remain the same as previously announced.

An illustrative pro forma capitalisation table assuming Completion of the Acquisition and Private Placement at US$0.90 per ADS (£0.0296 per Ordinary Share) is attached as an Appendix. This table is included for indicative purposes only to demonstrate the level of dilution in only one particular scenario. The price of the Private Placement may be different from that indicated and accordingly resultant shareholdings will be different.

Bioasis Loan Update

As announced on 13 December 2022 the Company intends to use the proceeds from the Offering to fund part of the Loan. The Company and Bioasis have agreed to amend the Arrangement Agreement between the parties such that the Loan will now be made in three tranches of US$250,000 payable on each of 19 December 2022, 3 January 2023 and 6 February 2023 as opposed to one payment of the Loan in full.

AIM Cancellation Update

The Company has garnered views from certain of its shareholders with regard to the proposed cancellation to trading on AIM (“AIM Cancellation”) and is pleased that support for the Company’s AIM listing remains strong. As a result, the Company no longer intends to include a resolution seeking shareholder consent to the AIM Cancellation or a resolution to amend its Articles of Association at its proposed General Meeting to be convened to approve, inter alia, the Acquisition.

Prospectus and Circular

The ADSs described above were offered pursuant to a shelf registration statement (File No. 333-267932) which became effective on 26 October 2022. The offering of the ADSs was made by means of a prospectus, including a prospectus supplement, forming part of the effective registration statement. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from the SEC's website at http://www.sec.gov or from Ladenburg Thalmann & Co. Inc., at Attn: Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 or by e-mail at prospectus@ladenburg.com.

A circular to shareholders containing further details in relation to the proposals will be sent to shareholders in January 2023.

Total Voting Rights

Following closing of the Offering, the Company's issued ordinary share capital consists of 108,342,738 ordinary shares. The Company does not hold any shares in treasury. Therefore, the total number of ordinary shares with voting rights in Midatech is 108,342,738.

The above figure of 108,342,738 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Letters of Intent

The Board is aware that one party which has provided a Letter of Intent has reduced its shareholding in the Company, impacting the number of shares subject to Letters of Intent. The Board will provide an update on shareholder intentions so far as it is able in the Circular to be posted in January 2023.

No solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Webinar

The Company will be hosting a virtual meeting by Zoom webinar on Tuesday 20 December at 2.00pm GMT. Please register your attendance on the following link and the webinar details will be sent to you.

https://us02web.zoom.us/webinar/register/WN__8ckSaivQuSeo8zGvSKaFg

Shareholders are strongly encouraged to attend the webinar and to participate by submitting questions on the Acquisition and the Private Placement via the Q&A function at any time during the webinar. The Board will be highlighting the benefits and key terms of the Acquisition and the Private Placement and will answer questions at the meeting.

Exchange rate

Unless otherwise specified, this announcement contains certain translations of US Dollar into amounts in Pounds Sterling based on the exchange rate of £1.00 = US$ 1.2178.

Defined terms used in this announcement have the same meaning as set out in the announcement of 13 December 2022.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO
Tel: +44 (0)29 20480 180
www.midatechpharma.com
Strand Hanson Limited (Nominated Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494
Turner Pope Investments (TPI) Ltd (Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (currently dual listed on AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company's technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of its technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech's technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". In particular, this news release contains forward-looking information pertaining to the following: statements regarding the Acquisition and Private Placement, including with respect to the benefits of the Acquisition and the Private Placement and expectations regarding the combined company (including its drug delivery technologies and their progress towards approval and commercialization, its market presence and financial condition); the timing of key Acquisition and Private Placement milestones and closing; the ability of Midatech and Bioasis to satisfy the conditions to and to complete the Acquisition and the Private Placement, the Registered Direct Offering and the Private Placement; and expectations regarding the impact of the Acquisition on Midatech and Bioasis including in respect of anticipated financial and operating results, strategy and business, and on stakeholders in general. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Midatech to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the satisfaction of the conditions precedent to the closing of the Acquisition and Private Placement (including the obtaining of all shareholder, court, and regulatory approvals); risks associated with the Acquisition and acquisitions generally; the court arrangement agreement in relation to the Acquisition may be terminated in certain circumstances; Midatech will incur costs even if the Acquisition and Private Placement is not completed; all necessary approvals and consents may not be obtained; uncertainty regarding the ability of the parties to complete all Acquisition milestones on the intended timing; and other related risks and uncertainties.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange's AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

APPENDIX

Pro forma capitalisation table assuming Completion of the Private Placement at US$0.90 per ADS (£0.0296 per Ordinary Share). The price of US$0.90 is included for indicative purposes only and the eventual price and resultant shareholdings will likely be different to those presented below.

	Issued Ordinary Shares	Undiluted	Pre-funded Warrants	Existing Warrants	A Warrants and B Warrants	Cresence Shares	Options	Fully Diluted
Note			1		2	3
Pre- Announcement 31 December 2022	98,493,413	39.4%		17,226,053			3,007,197	118,726,663	9.7%
Offering	9,849,325	3.9%			-			9,849,325	0.8%

Currently in issue	108,342,738	43.4%		17,226,053	-	-	3,007,197	128,575,988	10.5%

Bioasis Security holders following Completion	75,884,553	30.4%		21,285,497			8,481,459	105,651,509	8.6%

Cresence founders						5,733,337		5,733,337	0.5%

Lind holdings following Completion	22,922,812	9.2%			45,845,624			68,768,436	5.6%

Placee holdings following Completion	14,846,550	5.9%	251,987,525		553,366,800			820,200,875	67.1%

Ladenburg holdings following Completion	27,863,856	11.2%			66,401,075			94,264,931	7.7%
TOTAL	249,860,509	100.0%	251,987,525	38,511,550	665,613,499	5,733,337	11,488,656	1,223,195,077	100.0%

Notes:

1.	The Pre-funded Warrants have an exercise price of $0.001 per ADS.
2.	The A Warrants and B Warrants have an exercise price of $1.10 per ADS (£0.0361 per Ordinary Share)
3.	The Cresence Shares are issuable (i) 50% upon initiation of the first pivotal clinical trial in the US for a Cresence product, and (ii) 50% upon FDA approval of the first Cresence product.